B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES SIGNATURE OF TERM SHEET REGARDING SURF SHARES


B.O.S WILL BECOME THE LARGEST SHAREHOLDER IN SURF.
IN EXCHANGE, B.O.S WILL ISSUE AND ALLOCATE 19.9% OF ITS SHARES TO CATALYST


TERADYON, ISRAEL - November 28 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "B.O.S.") (NASDAQ: BOSC, TASE: BOS) announced today that BOS. and Catalyst have signed a term sheet, specifying the exchange of shares of Surf and BOS. The final agreement is subject to board approvals. According to the agreement, Catalyst will transfer most of its shares in Surf to B.O.S. In addition, B.O.S. shall have an option to purchase the remaining Catalyst shares in Surf in 3 years (1.1.2006). During this period B.O.S. shall be entitled to profits resulting from the sale of the remaining Catalyst shares. The voting rights in these Surf shares will be transferred to B.O.S. In exchange, B.O.S. will issue and allocate 19.9% of its shares to Catalyst (16.7% on a fully diluted basis).

The transaction is subject among other conditions, to the signing of definitive agreements, satisfactory due diligence, the receipt of a fairness opinion and the non exercise of first refusal rights.

Surf Communications Ltd. is a leading developer and supplier of software based Access solutions that provide enabling technology to OEM systems, providing data modem, fax and voice services over Packet Telephony networks.

In November 2001, Surf completed a financing round of $22 Million with a $48 Million post money valuation. Surf has some high - profile strategic investors which include: Intel, Motorola and Texas Instruments. The Israeli venture funds that participated in this financing round included: Pitango, Giza, Sadot and Catalyst.

ISRAEL GAL, CEO of B.O.S. has stated: "Our investment in Surf is strategic to BOS. and reflects the Company's policy to focus on its core business in the field of IP Telephony. This agreement will enable us to better realize the benefits arising out of the synergy existing between the Surf and B.O.S. technologies. In addition, in accordance with the terms of the deal, B.O.S. may realize gains if and when there will be an exit event of the Surf investment, as a result of an option clause in the agreement, which provides B.O.S with gain resulting from the sale of Surf shares that B.O.S is not yet holding, and that it is entitled to purchase from Catalyst, by January 2006..

With the completion of the transaction with Catalyst, B.O.S will become the largest shareholder in Surf with an equity interest of close to 18%, and exceeding 20% after the full exercise of all its rights".

ABOUT B.O.S.

B.O.S., publicly traded on Nasdaq and the Tel-Aviv Stock Exchange, provides IP telephony solutions, which are aimed at call centers and small to medium enterprises. In addition, the company provides connectivity solutions for IBM as well as printing solutions for various platforms. The ownership of BOS is divided among the public, Israel and Yael Gal, the Dovrat Group, the Wertheim Group, Jacob and Miran Lee and the employees.


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ABOUT CATALYST

Catalyst, an Israeli Venture Capital Fund that invests in mature companies, private or public, was founded by Cukierman & Co. Investment House Ltd., leading in European investments in Israel.

The Investment House has raised for Israeli companies approximately 300 Million Euro from European investors

The Fund commenced its operation in mid 2000 and it is jointly managed by Edouard Cukierman and Boaz Harel. Its Chairman is Yair Shamir.

Catalyst's investors include: HSBC, ABN AMRO Bank, the OTTO Group as well as Israel's Union bank. The Fund raised US$40 Million and has invested in 9 portfolio companies. Most of its funds are liquid and are intended to be invested within the next 2 years.

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

BOS Websites: www.bosweb.com  and www.boscom.com .

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE

FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.